N E W S   R E L E A S E

TALISMAN ENERGY RENEWS NORMAL COURSE ISSUER BID

CALGARY, Alberta – March 24, 2004 - Talisman Energy Inc. has made the necessary filings with the Toronto Stock Exchange in order to continue to purchase its common shares from time to time in accordance with the normal course issuer bid procedures under Canadian securities laws.

During the 12-month period of Talisman's previous normal course issuer bid, the Company purchased an aggregate of 1,269,400 common shares at an average price of $60.73 per share.

Pursuant to a notice filed with the Toronto Stock Exchange, Talisman may purchase for cancellation up to 6,401,603 of its common shares, representing 5% of the 128,032,077 outstanding common shares, during the 12-month period commencing March 26, 2004 and ending March 25, 2005.  In the event of a subdivision of its common shares during the period of the normal course issuer bid, the maximum number of common shares Talisman may purchase for cancellation will be automatically adjusted without further notice, to give effect to the increase in the number of common shares outstanding as a result of the subdivision.  The price that Talisman will pay for any shares acquired under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted by the Toronto Stock Exchange. The purchases will be made by means of open market transactions or such other means as may be permitted by the Toronto Stock Exchange.

Talisman's primary objective is to increase shareholder value by delivering growth in reserves and production volumes per share. While successful exploration and development are the best value generators in the upstream oil and gas business, Talisman also advances this objective through the purchase of its own shares, thus enhancing the underlying value of its remaining outstanding shares.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Sr. Manager, Corporate &

Investor Communications

Phone:

(403) 237-1196

Fax:

(403) 237-1210

E-mail:  tlm@talisman-energy.com

09-04

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~